Digirad Corporation (DRAD)

Presentation to ISS

April 15, 2013

Red Oak Partners LLC.

About Red Oak Partners LLC

- David Sandberg founded Red Oak Partners, LLC in 2003 to focus on investments in micro cap public companies employing a private equity diligence approach with a long-term bias.

- Red Oak has acquired large ownership positions across numerous public companies. In certain portfolio companies with poor corporate governance and misaligned insider incentives Red Oak has sought to re-populate the Board, resulting in 24 Directors rotated and replaced since 2008 with newer and more qualified Directors across tickers SMTX, EDCI, ASUR, RFIL, PLNR, DRAD, and MBND. Mr. Sandberg has served as a Director on the first five of these companies, and currently serves as Chairman of the Board at SMTX and ASUR and as a Director at PLNR. Red Oak has effected governance improvements at each of these companies. The average share performance concurrent to Mr. Sandberg's service as a Director has materially exceeded all major market indices.

- Red Oak has overseen substantial operational turnarounds, including at ASUR where Red Oak oversaw the replacement of the full board and top 5 execs with new qualified management while maintaining stability in the business during such process, evaluated and protected sizable NOLs, reduced costs unilaterally, provided financing for accretive acquisitions, increased institutional ownership, and drove a net result of a >$10mm EBITDA improvement and > 4x appreciation in share price.

Red Oak has done this before.....

- Red Oak nominees have created significant shareholder value since assuming control of Asure Software board in Aug. 2009.



Asure Software
Relative Performance since new Board assumed charge (Aug. 28, 2009 to April 4, 2013)
600
500
400
300
200
100
0
8/28/2009
9/28/2009
10/28/2009
11/28/2009
12/28/2009
1/28/2010
2/28/2010
3/31/2010
4/30/2010
5/31/2010
6/30/2010
7/31/2010
8/31/2010
9/30/2010
10/31/2010
11/30/2010
12/31/2010
1/31/2011
2/28/2011
3/31/2011
4/30/2011
5/31/2011
6/30/2011
7/31/2011
8/31/2011
9/30/2011
10/31/2011
11/30/2011
12/31/2011
1/31/2012
2/29/2012
3/31/2012
4/30/2012
5/31/2012
6/30/2012
7/31/2012
8/31/2012
9/30/2012
10/31/2012
11/30/2012
12/31/2012
1/31/2013
2/28/2013
3/31/2013
Asure Software Inc.
Russell 3000
NASDAQ-100 Index

Source: FactSet. Data as of 4/5/2013

Red Oak and RF Industries

-RF Industries has significantly outperformed the benchmark indices since Red Oak filed its Sch. 13D on 12/20/2010. Red Oak nominees, David Sandberg and Randall Waterfield were appointed to the Board in Sept 2011.

-Red Oak nominees resigned on 26 March 2013 after RF Industries share price reached Red Oak's target price and Red Oak reduced its ownership interest.



RF Industries Total Shareholder Return Relative to Benchmark Indices
300.0
250.0
200.0
150.0
100.0
50.0
0.0
12/20/2010
1/12/2011
2/04/2011
3/01/2011
3/23/2011
4/14/2011
5/09/2011
6/01/2011
6/23/2011
7/18/2011
8/09/2011
8/31/2011
9/23/2011
10/17/2011
11/08/2011
12/01/2011
12/23/2011
1/19/2012
2/10/2012
3/06/2012
3/28/2012
4/20/2012
5/14/2012
6/06/2012
6/28/2012
7/23/2012
8/14/2012
9/06/2012
9/28/2012
10/22/2012
11/15/2012
12/10/2012
1/03/2013
1/28/2013
2/20/2013
3/14/2013
RFIL
Russell 3000
NASDAQ

Source: FactSet. Data as of 4/11/2013

Business Overview

- Digirad Corporation ("DRAD" or "Company") sells SPECT digital imaging systems, largely to the cardiac market. The Company has historically generated revenue within two primary operating segments:
  - Digirad Imaging Solutions ("DIS"), a hub and spoke model providing in-office nuclear cardiology and ultrasound imaging services to physician practices and hospitals via Digirad-owned mobile units, and
  - Diagnostic Imaging, i.e. primarily camera sales sold primarily to original equipment manufacturers.
  - The DIS segment accounted for 71% of total revenues in FY2012.

Timeline

- Red Oak has been a large shareholder of DRAD for most of the time since 2008.

- In November 2011, Red Oak issued a nominating letter and sought to contest elections so as to replace mis-aligned insiders with qualified and energized Directors who would pro-actively create value for shareholders, including via expertise in operating and turning around underperforming businesses, M&A, corporate governance, and tax loss utilization and structure - all of which Red Oak deemed absent the prior Board.

- April – June 2012: DRAD appointed Jeff Eberwein, Charles Gillman, Jim Hawkins, and John Climaco to the Board. Red Oak opposed the appointment of new directors primarily due to their lack of relevant experience and expertise which was needed to turn around DRAD, but reached a 1 year agreement in June 2012 conditioned on several governance improvements being adopted. Pursuant to the agreement, DRAD agreed to the following shareholder friendly measures.
  - not issue new restricted share units to insiders;
  - adopt director ownership requirements;
  - allow shareholders to vote on whether they approved of insider compensation via a say on pay proposal at the 2013 annual meeting;
  - hold the 2013 annual meeting no later than May 5, 2013;

Timeline (contd.)

- hold the 2013 annual meeting no later than May 5, 2013,
- ensure that any new Directors are independent of current Directors;
- rotate long-time Chairman King Nelson out of his role as Chair;
- conduct a comprehensive review with such purpose to reduce costs;
- curb dilution to under 1.5% in options.

- Red Oak does not believe that DRAD Directors would have made any positive changes to its governance structure without pressure from Red Oak, as none pushed for any of these improvements until Red Oak mandated them as part of its settlement agreement.

- On Feb. 27, 2013, Red Oak nominated five candidates for the 2013 shareholder meeting. On Feb. 28, 2013 DRAD announced several restructuring changes partly consistent with conditions required in the agreement with Red Oak.

- March 13, 2013: DRAD announced additional governance changes and increased the share buyback program in response to pressure from Red Oak's contest.

Why Change is Needed?

- DRAD's share price and operating performance have suffered greatly over the past five years. Aggregate revenue is down 37% since FY08, with significant deterioration in both business segments. Profitability has remained depressed, with the Company incurring losses in 16 of the last 20 quarters and earning cumulative net income of $1.1 million on revenue of $310 million since FY08.

- The new Board, majority of which joined the Board in April 2012 and none of whom have digital imaging experience, has failed to stem the decline in revenue and profitability, with Gross Profit down 29.3%, EBITDA down 279% and Net Income down 108% since 2QFY2012. Revenue for the DIS segment – the main focus of the new Board – has declined 9% since 2QFY2012.

- Given the deteriorating performance metrics, it is fair to assume that the recent uptick in share price touted by DRAD is not supported by underlying fundamentals. Instead, the run-up is due to expectation of a large share buyback program. The current Board, raised funding for the stock buyback program from $2 million in September 2012 to $12 million currently (24% of prevailing market cap – 4/11/2013) after failing to return excess capital to shareholders in 2012 and being questioned about it. Moreover, the cash balance ($1.4/share) has acted as a floor to share price ($2.6/share).

Why Change is Needed? (contd.)

- We believe that the sustained underperformance is indicative of the Board's lack of necessary experience needed to turnaround DRAD. Last year, Red Oak conducted extensive due diligence on then-proposed (and now current) Board members: Charles Gillman, Jeffrey Eberwein and John Climaco. Based on our diligence, we believe that none of the current Directors are adequately qualified to serve, including because none have digital imaging experience relevant to the Company's operations, only one has any visible M&A experience in the past decade, none have expertise regarding tax loss assets, none have promoted strong corporate governance at any public company, and collectively they had and still have extremely low ownership.

- Notwithstanding the deteriorating operating performance, the Board is trying to take credit for recent corporate governance improvements – which were driven as a result of Red Oak's pressure for improvement. Red Oak challenged the Board regarding whether they drove any of these improvements in Red Oak's proxy – insiders have dodged this issue and continue to promote the improvements, effectively admitting Red Oak has led better results.

Why Change is Needed? (contd.)

- According to DRAD's proxy statement, of the five current independent directors, two were appointed to the Board at Mr. Gillman's recommendation while Gillman owned no stock. We believe that with his two appointees, Mr. Gillman controls DRAD's Board. Interestingly, Mr. Eberwein is Chairman of the Board, Mr. Gillman is Chair of the Corporate Governance Committee, and Mr. Climaco Chair of the Strategic Advisory Committee. As shareholders we question the independence of Mr. Eberwein and Mr. Climaco, and their interest in representing all shareholders considering that at the time of appointment neither had any prior public board or related industry experience.

Why Change is Needed? (contd.)

- Lastly, as shareholders, we are extremely worried about Mr. Gillman and Eberwein's track record. Last year, through a proxy contest, Messrs. Gillman and Eberwein along with their slate of directors, took control of On Track Innovations Ltd. (OTIV) board. Since their election on Dec. 30, 2012, OTIV's share price has declined 37% to-date.


On Track Innovations (OTIV) has underperformed
since Charles Gillman and Jeff Eberwein assumed charge in Dec. 2012
120
110
100
90
80
70
60
50
12/28/2012
1/2/2013
1/7/2013
1/12/2013
1/17/2013
1/22/2013
1/27/2013
2/1/2013
2/6/2013
2/11/2013
2/16/2013
2/21/2013
2/26/2013
3/3/2013
3/8/2013
3/13/2013
3/18/2013
3/23/2013
3/28/2013
4/2/2013
Russell 3000
NASDAQ-100 Index
On Track Innovations Ltd.

Source: FactSet. Data as of 4/5/2013

Share price has underperformed

- DRAD share price has consistently under-performed its peer group and benchmark index over the past five years.



5-year Total Shareholder Return
as of 31 Dec. 2012
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
12/31/2007
2/20/2008
4/09/2008
5/28/2008
7/16/2008
9/03/2008
10/21/2008
12/09/2008
1/29/2009
3/19/2009
5/07/2009
6/25/2009
8/13/2009
10/01/2009
11/18/2009
1/08/2010
3/01/2010
4/19/2010
6/07/2010
7/26/2010
9/13/2010
10/29/2010
12/17/2010
2/07/2011
3/28/2011
5/16/2011
7/05/2011
8/22/2011
10/10/2011
11/28/2011
1/18/2012
3/07/2012
4/25/2012
6/13/2012
8/01/2012
9/19/2012
11/08/2012
12/28/2012
DRAD
Peer Mean
Russell 3000
NASDAQ

Source: FactSet. Data as of 4/5/2013
Peer Group comprises of ATEC, BIOL, SLTM, TGX, CUTR, SPAN, AHPI, RVP

Failed strategy has led to declining revenue

- Since FY08, DRAD's revenue has declined by 37%.
- Both operating segments have suffered during the review period.



Declining revenue across all business segments
US$ million
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
80.4
69.6
56.2
53.7
50.5
56.2
52.3
39.5
37.8
36.1
24.2
17.3
16.6
16.0
14.4
2008
2009
2010
2011
2012
DIS
Diagnostic Imaging
Total revenues

Source: Thomson Reuters database, SEC filings.

Subpar Financial Metrics....

- DRAD has one of lowest profitability metrics among its peer group.

- Such subpar performance is indicative of management/Board's failure in not only bolstering revenue but also their inability to manage operating costs.



Gross Profit Margin (FY2012)
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Solta Medical Inc.
Alphatec Holdings Inc.
Cutera Inc.
Biolase Inc
Retractable Technologies Inc.
Theragenics Corp.
Span-America Medical Systems Inc.
Digirad Corp.
Allied Healthcare Products Inc.



EBITDA Margin (FY2012)
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
Theragenics Corp.
Span-America Medical Systems Inc.
Alphatec Holdings Inc.
Solta Medical Inc.
Allied Healthcare Products Inc.
Biolase Inc
Digirad Corp.
Cutera Inc.
Retractable Technologies Inc.

Source: FactSet database.

Inability to generate Return on Investment

- The Company has consistently failed to generate positive Return on Investment (ROI). Since FY08, the company has earned a cumulative net income of $1.1 million on revenue of $310 million, with losses in 16 of the last 20 quarters.



Net Income
1.00
0.50
0.00
-0.50
-1.00
-1.50
-2.00
-2.50
-3.00
-3.50
-4.00
US$ millions
Mar '08
Jun '08
Sep '08
Dec '08
Mar '09
Jun '09
Sep '09
Dec '09
Mar '10
Jun '10
Sep '10
Dec '10
Mar '11
Jun '11
Sep '11
Dec '11
Mar '12
Jun '12
Sep '12
Dec '12

Source: Factset database, SEC filings.

Failure to capitalize on R&D Spend

- DRAD shareholders have failed to benefit from R&D spending. Since 2008, DRAD has lost approx. $30 million in revenue while spending $13 million on R&D.

- The longer term performance is even worse, revenue down $6 million despite spending $31 million on R&D (FY03-FY2012)



Revenue change vs. Cumulative R&D Spend since FY08
US$ million
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
2009
2010
2011
2012
Revenue change
Cumulative R&D Spending

Source: Factset database, SEC filings.

Misaligned executive compensation

- Since FY07, the Board has paid NEOs in excess of $8 million in total compensation for destroying $27 million of shareholder value.

- Meanwhile, the Board received total compensation of $2.2 million during FY08-FY12.



Total Compensation to NEOs vs. Shareholder Value Creation
US$ million
10.0
0.0
-10.0
-20.0
-30.0
-40.0
-50.0
-60.0
FY08
FY09
FY10
FY11
FY12
$1.1
$2.8
$5.4
$6.6
$8.4
-$57.7
-$28.8
-$28.4
-$30.5
-$27.2
Change in Market cap
Total Comp. to NEOs

Source: Thomson Reuters, Factset. SEC filings

Is the Board really independent?

- According to DRAD's proxy statement (pages 6-7):
  - "Jeffrey E. Eberwein was identified to the corporate governance committee by Mr. Gillman."
  - "John M. Climaco was identified to the corporate governance committee by Messrs. Eberwein and Gillman."

- As such of the five independent directors, two were appointed to the Board at Mr. Gillman's recommendation. Based on the current composition, it appears that with his two "appointees", Mr. Gillman controls DRAD's Board. Not surprisingly, Mr. Eberwein is Chairman of the Board, Mr. Gillman Chair of the Corporate Governance Committee and Mr. Climaco Chair of the Strategic Advisory Committee. Messrs. Gillman and Eberwein have a history of working together. Both were involved in proxy contests at Aetrium Incorporated, NTS Inc., and On Track Innovations – all in 2012. Additionally, Mr. Climaco and Mr. Gillman joined the board of InfuSystems following settlement of a proxy contest.

- As shareholders we have doubts about Mr. Eberwein's and Mr. Climaco's independence. Furthermore, we question their selection process, considering that neither had any prior public board or related industry experience at the time of appointment.

Governance Concerns Persist

- Compensation: It is unclear as to why DRAD – during a strategic alternatives process – signed new employment agreements, including one in which a change in the board could trigger change of control payments (Jeff Keyes, new CFO). The new Board should not have adopted a change of control policy contingent on a change in the Board, considering that DRAD is embroiled in a proxy contest.

- Audit costs – Red Oak has run comparable cost analysis within the same GISC code amongst similar sized companies to DRAD. This analysis indicated that the median of similar-sized companies paid $146,000 in audit costs, vs. $361,000 spent on the audit and another $90,800 spent on taxes and other costs by DRAD. The Company has asked shareholders to approve the auditors again. Red Oak believes that because DRAD should seek to reduce excess costs (including to be consistent with the announced restructuring and cost reduction effort) that its focus should include costs which can be controlled, and that the audit is a controllable and clearly excess cost.

- Ineffective new CEO ownership plan - We believe the new plan announced on March 13, 2013 is misleading and ineffective. There is no predefined timeline for this to be achieved, and the CEO will be issued stock and must simply retain a portion of the stock after using some to pay for taxes.

Board is lacking in expertise

- Red Oak opposed the appointment of new directors last year based on the result of its due diligence, which revealed the following:
  - Mr. Gillman, Mr. Eberwein, and Mr. Climaco lacked the turnaround, mergers and acquisitions, micro cap/ small company, and Board experience sufficient to drive the improvements which DRAD badly needed.
  - Due to the lack of experience in micro caps, mergers and acquisitions there would exist substantial learning curves for Messrs. Gillman, Eberwein, and Climaco;
  - None of the incumbent Directors have any experience with NOLs (a significant asset for DRAD which they intend to utilize coincident with an M&A plan).
  - DRAD was not forthcoming about the qualification of its Directors, and touted Mr. Climaco's fundraising ability and his employment as a CEO of Axial and prior employment as a producer at Quokka sports in its preliminary proxy while omitting publicly available and relevant information that Quokka went bankrupt shortly after Mr. Climaco left, and that Axial sold its assets nearly a year ago for over an 80% loss, has no key remaining assets, is in wind down mode, and has no functioning main office number or website. Messrs. Eberwein and Gillman are both stated to have recommended Mr. Climaco to the Board – he appears highly unqualified given no relevant industry experience, seemingly failed past experience and results, no M&A, turnaround, or NOL experience, and no share ownership. We believe his recommendation must reflect on those who recommended him.

DRAD nominees - who will pay for the learning curve?

Nominee	Industry/ Other Experience	NOL Expertise	Turnaround experience	Has Worked Inside Companies	Public Company Experience	Independent of Mgmt.
Jeffrey Eberwein (Director since 2012)	None (Investment Management)	None	None	None	None at the time of joining DRAD	Yes (but aligned with Charles Gillman)
John Climaco (Director since 2012)	Limited (Media and Healthcare)	None	None	Yes (unclear if any had revenue)	None at the time of joining DRAD	Yes (but aligned with Charles Gillman)
Charles Gillman (Director since 2012)	None (Investment Management)	None	None	None	Pink sheet co. experience at the time of joining DRAD	Yes
James Hawkins (Director since 2012)	Yes	None	Not disclosed	Yes	Yes	Yes
John Sayward (Directors since 2008)	Yes	None	None	Yes (in financial role as CFO)	None other than DRAD	Yes

Lack of much needed experience has led to declining trend in revenue and profit

- Despite 2.4% increase in revenue, operating performance has deteriorated– gross profit is down 29.3%, EBITDA 279% and Net Income 108% since 2QFY2012

- Similarly, revenue for the DIS segment – the main focus of the new Board - is down 9% since 2QFY2012. Additionally, DIS segment incurred operating loss in 4Q2012 vs. generating a nominal profit in 2QFY2012.



DRAD's profitability has declined since 2QFY2012
US$ million
4.00
3.00
2.00
1.00
0.00
-1.00
-2.00
-3.00
Mar '12
Jun '12
Sep '12
Dec '12
Gross Income
Net Income
EBITDA



DIS Segment Revenue
US$ million
9.6
9.4
9.2
9.0
8.8
8.6
8.4
8.2
8.0
9.3
9.4
8.9
8.5
DIS revenue is down 9% since 2QFY2012
2012 Q1
2012 Q2
2012 Q3
2012 Q4

Source: Thomson Reuters, Factset database, SEC filings

Strategic Plan is Lacking in Detail

Key Elements of the Strategic Plan	Questions/Comments
- Focus on DIS cash flow generation	- How does the Board plan to generate additional cash flow? - Will all of it come from expense management? - What is the plan to grow the top-line? Revenue for the DIS segment has declined 9% sequentially since the new Board assumed charge in 2QFY2012.
- Eliminate $3-$4 million of costs	-What is the time frame for the cost reduction program? - Even assuming that DRAD is able to achieve the cost reductions, the Company will only be marginally profitable. What is the plan to generate an acceptable level of ROI for shareholders?
- Relocation of Corporate Headquarters	- How much cost is the company likely to save? - What is the expected time frame for this move? - What is the potential impact of relocation on client interaction, if any?
- Shareholder value will be increased by Reducing costs/focusing on cash flow + acquiring financially disciplined, cash generating business + share repurchase = Shareholder value	-The plan does not provide a roadmap for growth. There is a limit to the share repurchase program, which by itself is not value creative. - None of the Board members have any history of successfully turning around companies through an acquisition strategy. There is limited disclosure on how small tuck-in acquisitions would create the level of return required to generate real sustainable shareholder value. - There is no discussion on how DRAD plans to use NOLs (a valuable asset) to offset cash taxes and drive free cash flow. - Lastly, the plan fails to disclose why DRAD repurchased only $1 million of shares in all of 2012 despite existing plan, open windows, and low stock price. And secondly, if buyback is such a key component of the value creation plan, why did the Board announce a low buyback amount in Feb. 2013, only to increase it two weeks later in March 2013 after pressure from Red Oak.

Same Team Different Result?

- Pursuant to its restructuring initiative, DRAD announced several management changes.
  - Todd Clyde, current President and CEO, would transition out of that role by July 1, 2013.
  - Matthew G. Molchan became President in February 2013. He was previously President, DRAD Imaging Solutions, Inc. since January 2012.
  - Virgil J. Lott became President, Diagnostic Imaging in February 2013. Prior to that, he was the Senior Vice President of Operations since October 2009. His prior positions at DRAD included Vice President of Customer Service and Operations from June 2006 to October 2009 as well as Director of Customer Service from February 2006 to June 2006.

- As shareholders we question the Board's judgment in expecting the same team - that is responsible for DRAD's subpar performance - to yield a different outcome.

Our Plan

- **If elected, Red Oak nominees would undertake the following:**
  - Review the strategic alternatives process and possibly re-open it pending the review.
  - Oversee a 382 NOL study to understand what type of structural flexibility may exist towards utilizing the NOL assets to create additional shareholder value.
  - Review and rebid on most corporate costs, including audit, proxy services, D&O, etc. with with the goal of limiting public company costs to under $750,000.
  - Cancel the company's 10b5-1 plan and revisit announcing either a tender offer, a buyback during an open window, or a dividend of at least $10 million.
  - Allow special meetings to be called by holders of ten percent of shares outstanding, while limiting special meetings to one per year.
  - Cap annual dilution via options to 2.5% and via RSU to 1.25%. Long-term average dilution including any 1-time grants should be targeted to adhere to the 2.5%/ 1.25% level as well – Red Oak believes that exclusions for 1-time inducement grants can be easily abused, and have been abused at DRAD to shareholder's detriment.
  - Require that, via open market purchases, each director own 60% of total compensation received by DRAD per annum. At the end of year two the ownership requirement shall be 2x what it was after year one.
  - Approve Board compensation set at $30,000 per Director, no meeting or committee fees, chair fees of $7,500 each for the Board and Audit, $5,000 for Compensation and Strategic, and $2,500 for Nominating, a 10,000 option one-time grant per Director struck above market price, and an ongoing annual grant of 5,000 options per year in future periods.

Our Plan (contd.)

- **Operationally:**
  - Review SPECT Imaging Demand – DRAD specializes in Cardiac SPECT, which is just 7-15% of hospital demand. Further, the DIS business is keyed on physician practices, which is pressured by increases in costs and reductions in reimbursement rates. We estimate DRAD's SPECT market overall is declining, as evidenced by DRAD's DIS declines, and that the strategy to seek to grow DIS, including via acquisition, may likely be flawed and may be equivalent to chasing a "melting block of ice." We believe a renewed focus on cost reductions or cash-cowing the DIS business should be explored.
  - Based on our channel checks, Red Oak believes that DRAD's operating costs can be further reduced. Independent DIS operators who Red Oak has spoken with indicate that they have achieved significantly higher operating margins vs. DRAD.
  - Review ability for DRAD to distribute radio-isotopes while providing DIS services to physicians, noting that Red Oak has spoken with DIS operators who do this and achieve more than 50% higher gross margin than DRAD.
  - Reduce corporate costs under $750,000 inclusive of Board, D&O, auditor, public filing, stock listing, shareholder meeting, mailing, solicitation, and other related costs.

Red Oak nominees – Unquestionably more Experienced and Qualified

Nominee	Industry/ Other Experience	NOL Expertise	Turnaround experience	Has Worked Inside Operating Companies	Public Company Experience	Independent of Mgmt.
Anthony Snow	None (Investment Management)	None	Yes	Yes	None	Yes
Christopher Iorillo	Yes (Healthcare Co. VP of Ops)	None	Yes	Yes	None	Yes
David Sandberg	None (except as long-term DRAD investor)	Yes	Yes	None	Yes, currently on 3 Boards (has served on 5 Boards)	Yes
Randall Waterfield	Yes (>$1 Billion in healthcare investment banking deals)	Yes	Yes	Yes	Yes, currently on 2 Boards (has served on 3 Boards)	Yes (but has served with Sandberg on 3 Boards)
Raymond Brooks	Yes (Financed Imaging Equipment into hospitals)	Yes	Yes	Yes	None	Yes

Red Oak nominees – Background

Our Nominees	Relevant Background
Raymond Brooks	- Significant experience in both running and turning around underperforming companies (working **inside** companies). - Directly oversaw numerous hospital financings where the proceeds purchased and installed digital imaging systems into hospitals.
Christopher Iorillo	- Served as a VP of Strategic Operations at a healthcare company with a focus on biotechnology and high tech software and service applications in the healthcare space. - Expertise advising public and private companies on mergers and acquisitions, corporate governance and general corporate matters. - Extensive private equity experience – works **inside** companies.
David Sandberg	- Successful in creating shareholder value and enhancing corporate governance at public companies, with extensive public board, NOL, and M&A experience. Has turned around public companies. - One of the largest shareholders in DRAD.
Tony Snow	- Significant financial and investing experience, private equity experience working **inside** companies
Randall Waterfield	- Public board and NOL experience. - Deep knowledge and understanding of small cap companies. - Extensive M&A/capitalization background.

Our Nominees

- **RAYMOND J. BROOKS, JR.** – Mr. Brooks has over fifteen years of leadership experience as a CEO, with industry experience as well as expertise in restructuring, asset recovery, and liability management. During this span he has completed over ten acquisitions representing more than $10 billion. Previoulsy, Mr. Brooks served as Managing Director, Alvarez & Marsal, LLC, a global professional services firm specializing in turnaround and interim management, performance improvement and business advisory services, and advised on balance sheet restructurings including constructing and executing restructurings to achieve efficient capital structures. Mr. Brooks founded and acted as Chief Executive Officer of Pine Creek Healthcare Capital, LLC, a $500 million specialty healthcare lender to hospitals to finance technology, imaging, and facilities, including the purchase and installation of imaging equipment into hospitals. Mr. Brooks' education includes an M.B.A. from the University of Chicago's Graduate School of Business.

- We believe that Mr. Brooks brings significant experience in both running and turning around underperforming companies, and is informed about DRAD's business through his CEO experience at Pine Creek Healthcare Capital, LLC, where he directly oversaw numerous hospital financings where the proceeds purchased and installed digital imaging systems into hospitals

Our Nominees

- **CHRISTOPHER IORILLO** – Mr. Iorillo is the Managing Partner and Founder of CounterPoint Capital Partners, LLC, a private equity fund focused on investing in operationally and financially challenged businesses in the lower-middle market. Through July 2010, Mr. Iorillo was the Vice President of Strategic Operations at Abraxis BioScience, LLC, a global biopharmaceutical company. From February 2004 to December 2008, he was a Vice President at Platinum Equity, LLC, a private equity fund. From October 1999 to January 2004, Mr. Iorillo was an attorney in the corporate mergers and acquisitions group at Paul Hastings LLP in Los Angeles. Mr. Iorillo received a Bachelor's degree, with honors, from the University of Pennsylvania and a Juris Doctor degree from the Georgetown University Law Center.

- We believe that Mr. Iorillo brings significant related industry experience having served as a VP of Strategic Operations at a healthcare company with a focus on biotechnology and high tech software and service applications in the healthcare space. In addition, Mr. Iorillo has extensive experience as a private equity investor. He was also a corporate attorney with a highly recognized and established firm with specific expertise advising public and private companies on mergers and acquisitions, corporate governance and general corporate matters.

Our Nominees

- **DAVID SANDBERG** – Mr. Sandberg is the Founder and managing member of Red Oak Partners, LLC. Previously, Mr. Sandberg co-managed JH Whitney & Co's Green River Fund from 1998-2002. Mr. Sandberg has invested nearly $1 billion across his 17 year investment career, with a focus on correcting conflicts of interest amongst insiders of public companies, adopting best governance practices, and ensuring appropriate capabilities and shareholder alignment exist at management and Board levels of companies which Red Oak Partners is a significant owner of, all as a means of driving shareholder returns. Mr. Sandberg presently serves as the Chairman of the Boards of SMTC Corporation and Asure Software, Inc., and as a Director of Planar Systems Inc.. In 2013 he resigned as a Director on the Boards of EDCI, Inc. and RF Industries, Ltd. after achieving significant share appreciation across both investments while serving as a Director. He received degrees in Economics and Industrial Management from Carnegie Mellon University.

- We believe that Mr. Sandberg brings significant experience as a Chairman of other public company Boards and as a Director, including having served and/or Chaired almost all primary public Board committees. He also has overseen the usage and protection of tax loss carryforwards per IRS Section 382 as a Director at numerous public companies and has expertise in Section 382.

Our Nominees

- **TONY SNOW** – Mr. Snow is a private investor. He was previously employed at Soros Fund Management LLC where he was a part of a two man team that managed a $250 million global long/short equity portfolio. Prior to Soros, Mr. Snow also focused on investments in global equities at both Ardea Capital Management and Wyper Capital Management. Previously, Mr. Snow was employed at Lindsay Goldberg (formerly Bessemer Holdings), a private equity firm, where he focused on leveraged buyouts and oversight of portfolio companies, including advising on portfolio company acquisitions. Mr. Snow received a B.B.A. with high distinction from the University of Michigan, concentrating in finance and accounting, and an M.B.A. from Harvard Business School.

- We believe Mr. Snow brings significant financial and investing experience to the board of directors. In his career, he has advised public companies and financial sponsors on acquisitions, divestitures, and restructurings. He has worked closely with management teams including CEOs and CFOs in developing strategic and financial plans for companies. As a public market investor he has experience analyzing the financials and strategic plans for public companies including small caps.

Our Nominees

- **J. RANDALL WATERFIELD** – Mr. Waterfield is the Chairman of Waterfield Group, a diversified financial services holding company. Mr. Waterfield is also an owner and member of the Board of Directors of Cappello Waterfield & Co., an investment banking concern with over $100 billion in aggregate M&A and other transaction experience through its affiliates including Cappello Capital Corporation and Cappello Group. Mr. Waterfield is a Chartered Financial Analyst, member of the Board of Directors, Executive Committee and former Chairman of the YPO New York City Chapter, a member of Mensa, and a graduate of Harvard University. Mr. Waterfield currently also serves on the Board of Directors of Waterfield Enterprises, LLC, TheRateReport.com, Asure Software, SMTC Corporation,, Waterfield Technologies, and the Culver Military Summer School. Previously, Mr. Waterfield was at Goldman Sachs & Co., where he worked as an institutional asset manager from 1996 through 1999, responsible for the small capitalization growth portfolios.

- We believe that Mr. Waterfield brings significant experience as a Chairman of other company Boards and as a public company Director, including having served and/or Chaired almost all primary public Board committees. He also has overseen the usage and protection of tax loss carryforwards per IRS Section 382, and has significant M&A expertise (over $150 billion in transactions) through his investment banking operation, Cappello Waterfield & Co.

Conclusion

- The new Board, majority of which took charge in April 2012, has failed to stem the decline in revenue and profitability. For example, Gross Profit is down 29.3%, EBITDA is down 279%, Net Income is down 108%, and revenue for the DIS segment – the main focus of the new board – has declined 9% - all since 2QFY2012.

- We believe that the sustained underperformance is indicative of the Board's lack of necessary experience needed to successfully turn-around DRAD. Last year, Red Oak conducted extensive due diligence on the current Directors: Charles Gillman, Jeffrey Eberwein and John Climaco. Our diligence revealed that they lacked the necessary M&A, turnaround, NOL and public board experience that DRAD needs, while many questions and potential conflicts exist. Meanwhile, we believe, Mr. Sayward (director since 2008) bears direct responsibility for DRAD's history of poor performance.

- According to DRAD's proxy statement, of the five current independent directors, two were appointed to the Board at Mr. Gillman's recommendation. We believe Mr. Gillman effectively controls DRAD's Board. As shareholders we question the independence of Mr. Eberwein and Mr. Climaco, and their interest in representing all shareholders considering that at the time of appointment neither had any prior public board or related industry experience.

Conclusion (contd.)

- Notwithstanding the deteriorating operating performance, the Board is trying to take credit for recent corporate governance improvements – all of which were advocated by Red Oak and adopted by the previous board as part of settlement agreement.

- Red Oak believes that the Strategic Plan is unlikely to create shareholder value. The Plan omits all key detail. Even if DRAD achieves the $3-4 million in cost reductions, it still wont drive any reasonable return for shareholders.

- In comparison, Red Oak has laid out a plan to turnaround DRAD and create value for ALL shareholders. We have assembled a highly qualified team of nominees who have the right combination of skills and experience to address challenges faced by DRAD. Red Oak knows how to create shareholder value – we have done it at Asure Software and RF Industries – and need your support to do the same at DRAD.

- Please VOTE the BLUE card.